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                          November 16, 2021

       Valerie Ells
       Chief Financial Officer
       Laird Superfood, Inc.
       275 W. Lundgren Mill Drive
       Sisters, Oregon 97759

                                                        Re: Laird Superfood,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261033

       Dear Ms. Ells:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Crandall